EXHIBIT 1
                                                                       ---------

For Immediate Release                                                 5 May 2005



                          WPP Group plc ("the Company")



On 4 May 2005 WPP was notified by Barclays PLC, pursuant to sections 198-202 of the Companies Act 1985 that it had increased its notifiable interest to 3.01% of WPP's issued share capital.






ENDS